Mail Stop 3010

August 5, 2009

Robert H. Baum
Executive Vice President and General Counsel
The Inland Real Estate Group, Inc.
2901 Butterfield Road
Oak Brook, IL 60523

> **Re:** **Inland Diversified Real Estate Trust, Inc.**
> **Amendment 4 to Registration Statement on Form S-11**
> **Filed July 13, 2009**
> **File No. 333-153356**

Dear Mr. Baum:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Risk Factors

Your investment will be directly affected by general economic and regulatory factors …, page 32

1.   Please revise to discuss the particular risks currently associated with rising vacancy rates for commercial property, particularly in large metropolitan areas. The risk factor should describe actual trends in the current market for commercial real estate such as higher vacancy rates and the associated risks of lower revenues, reduced rental rates, and increased tenant improvements or concessions. Also revise accordingly the "Business and Policies" section. In the alternative, please discuss in the "Business and Policies" section why such risks are not applicable to your business.

Compensation Table, page 61

2.   We note your response to comment 2 of our letter dated June 19, 2009. In response to our comment, you state that you should not be required to provide disclosure based on a maximum leverage amount of 75%. You state that this language is only included because it is required by NASAA. However, we note that the language set forth in the NASAA Guidelines establishes a ceiling on the amount of leverage you can use without otherwise obtaining approval of your independent directors, and that you may place a lower ceiling on the amount of leverage. If you intend to limit your leverage ability to 55%, please revise your disclosure accordingly. Alternatively, if you intend to maintain a maximum leverage amount of 75%, please revise your disclosure of the maximum amount of acquisition expenses you may reimburse based on a maximum leverage amount of 75%.

Distribution Reinvestment Plan and Share Repurchase Program, page 211

Share Repurchase Program, page 213

3.   We note your disclosure on page 214 that you may amend, suspend or terminate the share repurchase program without prior notice to stockholders. Please tell us the basis upon which you made this determination and your analysis as to how stockholders' ability to participate in the program is affected by the absence of notice in these circumstances. Please note that this issue is being reviewed by the Division's Office of Mergers and Acquisitions.

Exhibits

4.   Please file your legality and tax opinions prior to effectiveness.

Sales Literature

5.   We note your response to comment 8 of our previous letter. In response to our comment, you added the risk "To the extent that [you] use financing to pay distributions, [you] will have less money available to invest in properties or other real-estate related investments" to some of your pieces of sales literature. Please ensure that this risk is addressed on all of your sales literature pieces.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Jennifer Monick, Staff Accountant, at (202) 551-3295 or Kevin Woody, Accounting Branch Chief at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Dan Duchovny in the Office of Mergers and Acquisitions at (202) 551-3619 if you have questions regarding comments related to the Share Repurchase Program. Please contact Stacie Gorman, Staff Attorney at (202) 551-3585 or me at (202) 551-3233 with any other questions.

Sincerely,

Tom Kluck
Legal Branch Chief

cc: Michael J. Choate, Esq. (*via facsimile*)